UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40008

Global Internet of People, Inc.

Room 208, Building 1, No. 28 Houtun Road

Haidian District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

Global Internet of People, Inc. (the “Company”) is furnishing this Amendment on Form 6-K/A (this “Amendment”) to the Company’s current report on Form 6-K furnished on March 16, 2022 (the “Original 6-K”), solely to correct certain information on page 4 of Exhibit 99.1 to the Original 6-K. Disclosure related to the number of the Company’s ordinary shares issued and outstanding as of February 24, 2022, the record date of the Company’s upcoming extraordinary general meeting of shareholders, should read as follows:

Q:	When is the Record Date?

A:	The Record Date is February 24, 2022. Shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Extraordinary General Meeting. On the Record Date, the Company had 24,528,000 Ordinary Shares issued and outstanding and entitled to vote.

Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Internet of People, Inc.

Date: March 17, 2022	By:	/s/ Haiping Hu
	Name:	Haiping Hu
	Title:	Chief Executive Officer

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